UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Grupo Financiero Santander México, S.A.B. de C.V.

(Name of Issuer)

Series B Shares

(Title of Class of Securities)

Not Applicable
(CUSIP Number)

MXP690491412

(ISIN Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A ISIN No. MXP690491412

1	NAMES OF REPORTING PERSONS Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,623,491,117
	6	SHARED VOTING POWER NONE
	7	SOLE DISPOSITIVE POWER 1,623,491,117
	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,491,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.9%
12	TYPE OF REPORTING PERSON (See Instructions) FI

Item 1(a). Name of Issuer:

Grupo Financiero Santander México, S.A.B. de C.V.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón

01219 México, D.F.
United Mexican States

Item 2(a). Name of Person Filing:

Banco Santander, S.A.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid), Spain

Item 2(c). Citizenship:

Spanish

Item 2(d). Title of Class of Securities:

Series B shares

Item 2(e). CUSIP Number:

There is no CUSIP number for the Series B shares.

The ISIN Number of the Series B shares is MXP690491412.

Item 3. Filing Pursuant to Rule 240.13d-1(b) or 240.13.d-2(b) or (c).

Not Applicable

Item 4. Ownership.

All of the following amounts are as of December 31, 2016. As of December 31, 2016, Banco Santander, S.A. was also the beneficial owner of 3,464,309,145 Series F shares of Grupo Financiero Santander México, S.A.B. de C.V., representing 51.0% of the total equity voting power of such issuer, but such Series F shares are not registered under the Securities Exchange Act of 1934, as amended.

(a)	Amount of securities beneficially owned:

1,623,491,117

(b)	Percent of class:

48.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,623,491,117

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,623,491,117

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Banco Santander, S.A. holds its Series B shares directly.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

Date:	February 14, 2017	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance